UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35594 / May 20, 2025

In the Matter of:

PGIM, Inc.
PGIM Investments LLC
PGIM Limited
PGIM Private Real Estate Fund, Inc.
PGIM Private Credit Fund
PGIM Credit Income Fund
certain Existing Proprietary Accounts and
certain Existing Affiliated Funds as described in Schedule A to the application.

655 Broad Street
Newark, New Jersey 07102

812-15737

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

PGIM, Inc., et al. filed an application on March 28, 2025, and an amendment to the application
on April 11, 2025, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. The order would permit certain registered closed-end management investment
companies and business development companies (collectively, the "Regulated Funds") to co-
invest in portfolio companies with each other and with certain affiliated investment entities.

On April 22, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35546). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by PGIM, Inc., et al. (File No. 812-15737) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.